Filed Pursuant to Rule 424(b)(5)
Registration No. 333-220799
Supplement No. 2 dated March 30, 2020 to Prospectus Supplement dated March 22, 2019
(to Prospectus dated December 15, 2017)

This Supplement No. 2 to Prospectus Supplement supplements and amends the Prospectus Supplement dated March 22, 2019, or the ATM Prospectus Supplement, which updated and superseded that Prospectus Supplement dated January 26, 2018, filed by us. This Supplement No. 2 to Prospectus Supplement should be read in conjunction with the ATM Prospectus Supplement and the base prospectus dated December 15, 2017, or the Base Prospectus.
We have previously entered into an At Market Issuance Sales Agreement, or the Sales Agreement, with B. Riley FBR, Inc., relating to shares of our common stock, par value $0.001 per share. In accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $10,303,225 from time to time through B. Riley FBR, Inc., as sales agent.
We filed the ATM Prospectus Supplement to the Base Prospectus to register the offer and sale of shares of our common stock from time to time pursuant to the Sales Agreement having an aggregate offering price of up to $10,303,225, or the Offering.
The Sales Agreement is being terminated as a result of our voluntary petition for relief under Chapter 11 of Title 11 of the United States Code, or the Bankruptcy Code. The purpose of this Supplement No. 2 to Prospectus Supplement is to terminate the Offering under the ATM Prospectus Supplement and the Base Prospectus, effective on the date of this Supplement No. 2 to Prospectus Supplement.
The date of this Supplement No. 2 to Prospectus Supplement is March 30, 2020.